1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Cindy Rose

Re:	Golub Capital BDC, Inc. Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012 File Numbers 814-00794

Ladies and Gentlemen:

On behalf of our client, Golub Capital BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to the telephone conversation between Cindy Rose of the Staff and William Tuttle of Dechert LLP, outside counsel to the Company, on July 18, 2013 regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012 (the “Form 10-K”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

1.	Please include all of the financial ratios/highlights presented in note 10 to the Form 10-K as part of Item 6, Selected Financial Data, in future filings of Form 10-K.

Response:

As requested, the Company will include all of the financial ratios/highlights presented in note 10 to the Form 10-K as part of Item 6, Selected Financial Data, in future filings on Form 10-K.

2.	For debt instruments where a portion of the interest may be deferred through a PIK rate option, please separately disclose in the Consolidated Schedules of Investments the percentage of the cash pay and PIK portions of the interest rate.

Response:

As noted in the response to comment 18 in our correspondence dated April 25, 2013, the Company revised the presentation in the Consolidated Schedules of Investments to separately disclose the percentage of the cash pay and PIK portions of the interest rate for each debt investment with a PIK rate option in Post-Effective Amendment No. 6 to its Registration Statement on Form N-2. Subsequent to that date, the Company included a similar presentation in its Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2013, and the Company hereby undertakes to continue to separately disclose the percentage of the cash pay and PIK portions of the interest rate for each debt investment with a PIK rate option in its filings going forward.

Cindy Rose July 19, 2013 Page 2

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	David B. Golub, Golub Capital BDC, Inc. Ross A. Teune, Golub Capital BDC, Inc. Thomas J. Friedmann, Dechert LLP